

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-7793
Fax (914) 921-5384
www.gabelli.com

GAMCO Asset Management Inc.

December 19, 2012

Mr. LeRoy T. Carlson Jr.
Chief Executive Officer
Telephone & Data Systems Inc.
30 North Lasalle Street
Suite 4000
Chicago, IL 60602

Dear Mr. Carlson:

GAMCO, on behalf of its investment advisory clients, is considering contacting individuals concerning their interest and their qualification to serve on the Issuer's Board of Directors.

Therefore, GAMCO may submit recommendations for one or more individuals as nominee for director to the corporate governance and nominating committee of the Board of Directors for election at the Issuer's annual meeting.

If one or more of these individuals becomes a nominee for election as a director, GAMCO plans to cast votes for the election of such individual or individuals with the shares over which it has voting authority.

Best Regards,

David Goldman
General Counsel

DG/gm